SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period from December 2001, to March, 2002

iaNett International Systems Ltd.
(Translation of registrant’s name into English)

Suite 301, 1281 West Georgia Street
Vancouver, British Columbia, V6E 3J5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-N.A.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 25, 2002

IANETT INTERNATIONAL SYSTEMS LTD.

By:  /s/ Gordon Samson

Name:  Gordon A. Samson

Title:  Director, CFO

Exhibit Index

Exhibit

Description

No.

Exhibit 99.1

IANETT INTERNATIONAL SYSTEMS LTD.

Form 51-901F, Schedule A, B & C for quarter

ended September 30, 2001 dated December 21,

2001

Exhibit 99.2

IANETT INTERNATIONAL SYSTEMS LTD.

Form 51-901F, Schedule A, B & C for quarter

ended December 31, 2001 dated February 28,

2002

Exhibit 99.3

IANETT INTERNATIONAL SYSTEMS LTD.

Press Release dated March 21, 2002

Exhibit 99.4

Letter to Shareholders, Notice, Information

Circular and Proxy dated March 20, 2002 for

Annual and Special General Meeting scheduled for

April 19, 2002